UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11 – K ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
(X)	Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

Or
( )	Transition Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the transition period from to

Commission file number: 0-21318

A.	Full title of the plan and the address of the plan, if different from that of the
Issuer named below.

O’Reilly Automotive, Inc.
Profit Sharing and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

O’Reilly Automotive, Inc. 233 South Patterson Springfield, Missouri 65802

REQUIRED INFORMATION

The following audited financial statements are being furnished for the O’Reilly Automotive, Inc. Profit Sharing and Savings Plan (the “Plan”):

1.	Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005.

2.	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006.

EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

O’REILLY AUTOMOTIVE, INC.
PROFIT SHARING AND SAVINGS PLAN

By:	/s/ Thomas G McFall
Senior Vice President and CFO
O’Reilly Automotive, Inc.

Financial Statements and Schedule

(Modified Cash Basis)

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

December 31, 2006 and 2005, and the year ended

December 31, 2006

with Report of Independent Registered Public Accounting Firm

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

(Modified Cash Basis)

Financial Statements

and Schedule

December 31, 2006 and 2005, and the year ended

December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements (Modified Cash Basis)

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule (Modified Cash Basis)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	10

Report of Independent Registered Public Accounting Firm

The Plan Administrators and Participants

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the O’Reilly Automotive, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan’s net assets available for benefits (modified cash basis) as of December 31, 2006 and 2005, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2006, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule (modified cash basis) is the responsibility of the Plan's management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Kansas City, Missouri

June 27, 2007

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	December 31,
	2006	2005
Assets:
Investments, at fair value (Note 3)	$ 140,857,222	$ 132,303,822
Adjustment from fair value to contract value for
interest in fully benefit-responsive investment
contracts in common collective trust	98,220	74,528
Net assets available for benefits	$ 140,955,442	$ 132,378,350

See accompanying notes.

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year ended December 31, 2006

Additions:
Dividend and interest income	$2,960,356
Contributions:
Rollovers from other plans	285,771
Employer	6,267,748
Employee	7,124,068
13,677,587
Net realized and unrealized appreciation in fair value of investments (Note 3)	2,914,275
Total additions	19,552,218

Deductions:
Distributions to participants	(10,269,631)
Administrative expenses	(705,495)
Net increase	8,577,092

Net assets available for benefits, at beginning of year	132,378,350
Net assets available for benefits, at end of year	$140,955,442

See accompanying notes.

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

(Modified Cash Basis)

Notes to Financial Statements

December 31, 2006

1.	Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies of the O’Reilly Automotive, Inc. (the “Company”) Profit Sharing and Savings Plan (the “Plan”):

Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under this basis, contributions are recorded when received rather than in the period to which they relate, and expenses are recorded when paid rather than when incurred. Investments are stated at fair value.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

Valuation of Investments

The value of investments in common and collective trusts, registered investment company funds and O’Reilly Automotive, Inc. common stock is based on quoted market values received from SunTrust Bank, Central Florida, N.A. (SunTrust) on the last business day of the plan year. The fair value of the Plan’s interest in the

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

(Modified Cash Basis)

Notes to Financial Statements (Continued)

1. Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

SunTrust Stable Asset Fund is determined based on information provided by SunTrust, trustee of the Plan, using the audited financial statements of the collective trust at year-end. Participant loans are valued at their outstanding balances, which approximates fair value.

Administrative Expenses

The Plan pays all administrative expenses.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan is provided for general information only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution pension plan providing retirement benefits to substantially all employees of the Company who have attained age 21 and completed six months of employment. The Plan is sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan allows participants to contribute up to 100% of their annual compensation to the Plan up to $15,000 ($14,000 for 2005). The Company has elected to contribute 50% of each employee’s voluntary contribution up to 2% of the employee’s compensation and 25% of the next 4% of each employee’s voluntary contribution. Additionally, the Company may make voluntary contributions to the Plan annually, as determined by its Board of Directors, up to a maximum aggregate company contribution of 15% of participants’ annual compensation. Participants are eligible for these voluntary contributions after at least 1,000 hours of service in a 12 consecutive month period of employment and to be employed on the last day of the plan year. All employer contributions are initially invested in the O’Reilly Automotive, Inc. Stock Fund. Participants may reallocate the employer contribution after the initial investment. Participants may elect to allocate their contributions to their account balances in various equity, bond or fixed income funds or the O’Reilly Automotive, Inc. Stock Fund, or a combination thereof. During the year ended December 31, 2006, the Plan received discretionary contributions from the Company amounting to approximately $4,700,000, not including matching contributions.

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

(Modified Cash Basis)

Notes to Financial Statements (Continued)

2. Description of the Plan (continued)

Participants are immediately vested with respect to their voluntary contributions. With respect to employer contributions, participants become 20% vested after two years of service with the Company. Vesting increases in 20% increments annually to 100% after six years of consecutive service.

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings. Allocations of Company contributions are based on participant contributions and compensation. Allocations of Plan earnings are based on participants’ account balances. The non-vested portions of terminated participants’ account balances are forfeited and such forfeitures serve to reduce future administrative expenses and employer contributions. At December 31, 2006 and 2005, the Plan retained $474,286 and $652,247 in forfeitures, respectively.

Participating employees are entitled to borrow from the Plan the lesser of $50,000 or 50% of the employee's vested account balance at a rate equal to one percentage point above the prime interest rate in effect, as reported in the The Wall Street Journal, on the last business day of the month prior to the date the loan is made. Loans are repaid by payroll deductions over a period no longer than five years.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Benefit distributions are payable in monthly payments to the beneficiary or in a lump sum, as elected by the participant. At December 31, 2006, and 2005, terminated employees had approximately $70,528 and $40,862, respectively, included in net assets available for benefits, which were to be paid in 2007 and 2006, respectively.

3.	Investments

At December 31, 2006 and 2005, the Plan’s investments are held by SunTrust, in a bank-administered trust fund. SunTrust has authority for the purchase and sale of investments based on participant discretion, subject to certain restrictions as specified in the trust agreement and in ERISA.

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

(Modified Cash Basis)

Notes to Financial Statements (Continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

December 31,

	2006	2005
SunTrust common collective trusts: Classic Life Vision-Moderate Growth Stable Asset Fund Classic 500 Index Fund Registered investment company fund:	$ 9,558,401 11,808,752 7,607,951	$ 7,982,082 11,044,618 7,041,822
O’Reilly Automotive, Inc. common stock: Participant Directed	$ 76,128,014	$ 76,534,633

During 2006, the Plan’s investments (including investments purchased, sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

Net Realized And Unrealized Appreciation (Depreciation) in Fair Value of Investments
Year ended December 31, 2006
SunTrust common and collective trusts	$ 2,126,565
Registered investment company funds	883,902
O’Reilly Automotive, Inc. common stock	(96,192)
$ 2,914,275

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 9, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated, is qualified and the related trust is tax exempt.

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

(Modified Cash Basis)

Notes to Financial Statements (Continued)

5. Related Party Transactions

Certain Plan investments are shares in common and collective trusts managed by SunTrust. SunTrust is the Trustee as described by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares in the common stock of O’Reilly Automotive, Inc. O’Reilly Automotive, Inc. is the Plan sponsor as described by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006, to the Form 5500:

Net assets available for benefits per the financial statements	$ 140,857,222
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	98,220
Net assets available for benefits per the Form 5500	$ 140,955,442

Supplemental Schedule

(Modified Cash Basis)

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

E.I.N. 44-0618012, Plan No. 002

December 31, 2006

Identity of Issue, Borrower, Lessor, or Similar Party	Fair Value

SunTrust common and collective trusts*:
Stable Asset Fund	$ 11,808,752
Classic Capital Appreciation Fund	2,479,622
Classic Small Cap Value Equity Fund	2,407,245
Classic 500 Index Fund Classic Small Cap Growth Stock Fund Classic Large Cap Value Equity Fund	8,082,238 1,048,271 3,387,292
Classic Life Vision-Moderate Growth	9,558,401
Classic Life Vision-Conservative	34,821
Classic Life Vision-Aggressive Growth	1,186,065
Registered investment company funds: Fidelity Advisor Equity Income Fund Fidelity Advisor Equity Growth Fund	2,643,957 1,217,647
Franklin Small-Mid Cap Growth Fund Templeton Growth Fund Federated Kaufmann Fund Goldman Sachs Mid Value Fund American Century Value Advisor Fund MFS Research Bond Fund	1,741,811 4,676,746 1,507,622 587,627 1,621,037 4,439,141
O'Reilly Automotive, Inc. common stock*	76,128,014
Participant loans (interest rates ranging from 5.00% to 10.5% maturities through 5/24/2020)	6,300,913
$ 140,857,222

* Party-in-interest to the Plan

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Forms S-8 No. 33-136958 and No. 333-59568) pertaining to the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan of our report dated June 27, 2007, with respect to the financial statements and schedule of the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

/s/ Ernst & Young LLP

Kansas City, Missouri

June 27, 2007